                         INTERNATIONAL HOME FOODS, INC.
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


EXHIBIT 12.1     COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES


                                                                     Nine  Months Ended
                                                          September 30, 1998      September 30, 1997
                                                          ------------------      ------------------

       (Loss)/income before provision for income
           taxes                                            $     (8,735)          $     10,324

       Add:

             Interest on term loans and notes                     68,413                 75,488

             Amortization of debt cost                             2,377                  3,747

             Interest portion of rentals                           1,729                    489
                                                            ------------           ------------

       Income as adjusted                                   $     63,784           $     90,048


       Fixed Charges

             Interest on term loans and notes               $     68,413           $     75,488

             Amortization of debt costs                            2,377                  3,747

             Interest portion of rentals                           1,729                    489
                                                            ------------           ------------

             Total fixed charges                            $     72,519           $     79,724

       Ratio of Earnings to Fixed Charges                           0.88                   1.13
                                                            ============           ============